LBO Capital Corp.

Techtron Centre

23399 Commerce Dr Ste B-1 ∙ Farmington Hills MI ∙ 48335 USA

248.994.009-tel  www.lbocapitalcorp.com  248.489.9495-fax

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October 28, 2009

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Ms. Tia Jenkins

               Senior Assistant Chief Accountant

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Ms. Jenkins:

This letter serves to request an extension of time to respond to the October 16, 2009 comment letter sent by the SEC to LBO Capital Corp.  Per our telephone conversation today, I am confirming that you agreed to grant us an extension of time to respond to the comment letter until November 9, 2009.

Thank you for your consideration.

/s/ Majlinda Xhuti

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Chief Financial Officer